

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Alison Lawton
Chief Executive Officer
Kaleido Biosciences, Inc.
65 Hayden Avenue
Lexington, MA 02421

> **Re:** **Kaleido Biosciences, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 Credit Agreement, dated December 31, 2019, by and among Kaleido Biosciences, Inc., Cadena Bio, Inc. and Hercules Capital, Inc.**
> **Filed January 3, 2020**
> **File No. 001-38822**

Dear Ms. Lawton:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance